

DK SINOPHARMA, INC.

Investor Presentation

SYMBOL: DKSP

Presenter: CEO, President and Chairman---Prof. Dongke Zhao

September 2010





Safe Harbor Statement

This presentation contains certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements about historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, statements about its business or growth strategy, general industry conditions including availability of copper or recycled scrap copper, future operating results of the Company, capital expenditures, expansion and growth opportunities, bank borrowings, financing activities and other such matters, are forward-looking statements. Although the Company believes that its expectations stated in this presentation are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements. For a more detailed discussion of risk factors, please refer to the Prospectus and other quarterly and annual filings periodically filed with the SEC at www.sec.gov.

Please note that this presentation was created as of the date listed, and reflects management views as of that date. The Company undertakes no obligation to update information contained herein.

DK SINOPHARMA INC



Company Profile: DK Sinopharma, Inc.

➢ A leader in Chinese pharmaceutical industry engaged in R&D, manufacturing, packaging, marketing and distribution of herbal medical products in PRC.

➢ 38 pharmaceutical products are for a variety of diseases relating to respiratory system, digestive system, cardio-cerebral vascular system, antineoplastic, bone diseases, anti-rheumatic, gynecological and others.

➢ Over 4300 acres Raw Material Production Base with an investment of 1.5million dollars is founded for Chinese herbal eco-planting of international standard.

➢ Innovation and strong R&D capability

5 Year Revenue Growth



59.6%

2005	2006	2007	2008	2009
4.4	5.32	6.62	12.06	18.94

Unit: million US dollars

Company Growth



Now the number of employees has grown to more than 1200 and total assets has increased to about $ 30 million by June 30, 2010

Products Profile

- Products are made from high concentration, pollution-free, chemical free, heavy metal-free raw material
- Products are in form of plasters, capsules, tablets, granules, powers and ointment
- 12 exclusive patented products, of which the sales revenue account for over 77% of total revenue
- 13 products are listed in National Medical Insurance Program, which qualifies them for Government re-imbursement



妇炎舒胶囊
Fuyanshu Jiaonang
黄龙咳喘胶囊
心欣舒胶囊
复方祖司麻止痛膏
Fufang Zusima Zhitong Gao
黄龙止咳颗粒
乙肝舒康胶囊
仙蟾片
小儿止泻贴
甘海胃康胶囊
参归养血片
金前感冒胶囊
Jinqian Ganmao Jiaonang
泰川通痹片
Qinchuan Tongbi Pian

12 patented products

Investment Highlights

➢ **Growth Opportunity**

1. Economic environment: strong per capital GDP growth; govt. backed healthcare reimbursement sys.

2. Demographics: aging of country's 1.3 billion population

➢ **Broad Product Offering**

1. Wide portfolio of products: 38 pharmaceutical products to cure commonly occurring diseases

2. Product inimitability: 12 patented products and 13 listed on the National Medical Insurance program

➢ **Vertically integrated business model**

1. Sales network: 900+ sales representative with business extended throughout China, with penetration into 2,200 hospitals; relationships with leading advertising firms to build brand image

2. Vertically integrated: research, development, manufacture, packaging, marketing and distribution

# Investment Highlights（continued）

➢ **Strong Financial Performance and Cash Flow Generation**

1. 57% y-o-y growth in Revenue, $18.9mm in FY '09 compared to $12mm in FY '08

2. 98% y-o-y growth in Net Income, $4.8mm in FY '09 compared to $2.4mm in FY '08

3. Net cash from operating activities of $2.4mm in FY '09

4. LTM 6/30/2010 Revenue and Net Income of $22.4mm and $5.3mm respectively

5. Flagship products: sales growth of more than 40% in the past five years

➢ **Experienced Management Team**

1. Award winning member: Founder was awarded 56 local, national and international academic awards.

2. Background: Members have extensive industry experience and field specific advanced degrees.



Raw Materials Production Base

A Raw Material Production Base of 4300 acres for Chinese Herbal eco-planting of international standard

Provide high concentration, pollution-free, chemical-free and heavy metal-free raw materials to manufacture products





种植户正在做田间管理



Production and QC

➢ **Production Capacity**

1. Advanced extraction and concentration unit.
2. World advanced thin-film coating materials
3. Over 150,000squre feet manufacturing facilities area
4. Production capacity is 500 million tablets, 1billion capsules, 350 million bags of granules and 200million rubber ointments.



➢ **Efficient Quality Control**

1. World-class quality control and measurement equipment.
2. Two QC&QA lines to monitor the products quality
3. 42 provincial and national awards over past five years due to the reliable product quality



提高产品质量的可控性和剂型的先进性
improving controllability
of the product quality

Research & Development

➢ **Strong R&D team**

1. A team of 39 staff led by CEO Professor Dongke Zhao and cooperate with leading medical institutions and universities.

➢ **Upcoming new products**

1. Weigh Loss and Fat Reducing Granules (estimated by end of 2011)

2. Tendon-soothing and Blood Circulation Promoting Powder (estimated by year of 2013)

3. Hepatitis B Curing Capsule (estimated next three to five years)





Marketing & Sales Strength

➢ **Three-pronged distribution sales channels covering most of hospitals and pharmacies nationwide**

1. For OTC drugs, medium to large-sized third party distributors to achieve national market demand.

2. For branded proprietary products, our agents and representatives sell directly to hospitals and retail pharmacies nationwide.

3. For prescription drugs, our agents and representatives make directly to hospitals nationwide.

➢ **A driven marketing team of 900 sales representatives with a decade of pharmaceutical sales experiences, sales network covers over 300cities across the country**

Marketing Performance

➤ Five sales departments established according to different regions and products to analyze the market for our advantages, the need of the market, which makes our marketing efforts more targeted

➤ Established partnership with leading advertising firms to create strong brand identity

➤ Expand nationwide distribution network, add more hospitals and pharmacies into customer base.





Percentage in total revenue



Growth Strategy

➢ Continuously expand the number of new products

➢ Continuously expand current nationwide distribution network

➢ Actively pursue strategic acquisition targets to expand both its production capacity, product offerings and nationwide distribution network

➢ Establish relationship with leading advertising company to create brand identity



Past Financial Performance

Selected Income Statement Items

$mm FYE 12/31

	2008	2009	LTM 06/30/10	Six months ended 06/30/09	06/30/10
Revenues	$12.1	$18.9	$22.4	$9.2	$12.7
y-o-y growth	--	*57.1%*		--	*38.0%*
EBITDA	**3.2**	**6.0**	**6.1**	**3.3**	**3.4**
y-o-y growth	--	*84.6%*		--	*3.0%*
EBITDA Margin	26.9%	31.6%	27.1%	35.9%	26.8%
EBIT	2.2	4.8	5.0	2.7	2.9
Margin	18.0%	25.3%	22.2%	29.3%	22.8%
Net Income	**$2.4**	**$4.8**	**$5.3**	**$2.5**	**$3.0**
Margin	20.2%	25.5%	23.7%	27.2%	23.6%
Diluted EPS	$0.09	$0.18	$0.20	$0.08	$0.10

DK SINOPHARMA INC



Past Financial Performance

Selected Balance Sheet Items

$mm FYE 12/31

	2008	2009	30-Jun 2010
Cash	0.5	1.1	3.4
Accounts Receivable	4.3	3.5	3.5
Inventory	4.4	10.5	10.6
Total Assets	21.8	28.5	29.7
Total Liabilities	9.3	11.7	9.0
Total Debt	4.1	4.1	4.1
Total Equity	12.4	16.8	19.9
Total Capital	16.5	21.0	24.0

Leverage Ratios

Total Debt/ Total Capital	24.7%	19.6%	17.1%
Total Debt/ EBITDA	1.26x	0.69x	0.67x



Experienced Management

Name	Title	Experiences
Dongke Zhao	Founder, Chairman & CEO	♦ Founded DKSP with his own intellectual properties, products and capital ♦ Pharmacologist with 15 years teaching and research experiences ♦ Over 17 years business management experiences ♦ Visiting Professor at Xi'an Jiaotong University ♦ Vice President of Shaanxi Medical Association ♦ Provincial Representative of the People's Congress ♦ VP of the Shaanxi Provincial September Third Society
Yanhong Ren	Director & Chief Financial Office	♦ Bachelor Degree in Accounting from Shaanxi Finance and Economics University & Master Degree of Business Administration from Northwest University ♦ With Senior Accounting professional designation ♦ Former Audit Manager at Shaanxi Medical Technology Development

Experienced Management

Name	Title	Experiences
Gengchang Wang (Mr.)	Independent Director Audit Manager	♦ Former Audit Manager of Xi'an Jingwei Accounting Firm ♦ Former Chief Accountant at Shaanxi Jiuzhou Pharmaceutical ♦ Bachelor Degree in Accounting from Shaanxi Institute of Finance ♦ With National Certified Accountant professional designation
Jinhuan Chang (Ms.)	Independent Director A member of Audit Committees	♦ Former Chief Financial Officer of Xi'an Biotechnology ♦ Bachelors Degree of Financial Management from the Chinese PLA College ♦ Former Financial Manager at Shaanxi Shuangyu Construction Company

Experienced Management

Name	Title	Experiences
Michael Segal (Mr.)	Independent Director Member of Audit Committees	♦ Bachelor Degree of Business Administration from University of Miami ♦ Currently employed at B&B Securities ♦ Formal Principal of Whitaker Securities & President of Alexander Westscott ♦ Currently sits on BOD of publicly listed China Agri Business, Pharmaceuticals and Power Equipment
Xiulan Luo (Ms.)	Executive Vice President & Chief Operating Officer	♦ Former Sales Director of the company ♦ Former Vice President of Xianyang Electromachanical ♦ Bachelor Degree in Economics and Management ♦ Master Degree of Business Administration from Beijing Five-Star Management School

Experienced Management

Name	Title	Experiences
Junfeng Wen (Mr.)	Vice President of Sales & Marketing	♦ Former Region Director of Xi'an Guanghua Pharmaceutical ♦ Former Sales Manager of Buchang Pharmaceutical ♦ Bachelor Degree of Medicine from Shaanxi Traditional Chinese Medicine College ♦ Master Degree in Business Administration in Pharmaceutical Marketing from Xi'an Jiaotong University





Tel: 86-29-8224-7500

Fax: 86-29-8221-4688

IR Contact : ir@dksinopharma.com

Website: www.dksinopharma.com

DK SINOPHARMA INC